CALCULATION OF REGISTRATION FEE

	Maximum Aggregate	Amount of Registration
Title of Each Class of Securities Offered	Offering Price	Fee[1]

Performance Leveraged Upside Securities (“PLUSSM”)	$6,650,000	$711.55

(1) Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees of $2,652,225.08 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-129243) filed by Morgan Stanley on October 25, 2005 and have been carried forward. The $711.55 fee with respect to the $6,650,000 PLUS sold pursuant to this registration statement is offset against those filing fees, and $52,200.34 remains available for future registration fees. No additional fee has been paid with respect to this offering.

PROSPECTUS Dated January 25, 2006	Pricing Supplement No. 112
PROSPECTUS SUPPLEMENT	Registration Statement No. 333-131266
for PLUS	Dated October 24, 2006
Dated February 21, 2006	Rule 424(b)(2)

GLOBAL MEDIUM-TERM NOTES, SERIES F
Senior Fixed Rate Notes

PLUS due November 20, 2007
Mandatorily Exchangeable for an Amount Payable in U.S. Dollars
Based on the Value of the AMEX China IndexSM
Performance Leveraged Upside SecuritiesSM (“PLUSSM”)

The PLUS offered are senior unsecured obligations of Morgan Stanley, will pay no interest, do not guarantee any return of principal at maturity and have the terms described in the prospectus supplement for PLUS and the prospectus, as supplemented or modified by this pricing supplement. At maturity you will receive for each $5 principal amount of PLUS that you hold an amount in cash that may be more or less than the principal amount based upon the closing value of the AMEX China IndexSM at maturity.

Final Terms:
Underlying index:	AMEX China IndexSM
Underlying index publisher:	American Stock Exchange LLC
Aggregate principal amount:	$6,650,000
Pricing date:	October 24, 2006
Original issue date:	October 31, 2006, which is the fifth trading day following the pricing date
Maturity date:	November 20, 2007
Original issue price:	$5 per PLUS
Interest rate:	None
Denominations	$5 and integral multiples thereof
Bull market or bear market PLUS:	Bull market PLUS
Payment at maturity:	An amount of cash per PLUS equal to:

  if the final average index value is greater than the initial index value, $5 plus the leveraged upside payment, subject to a maximum payment at maturity; or
  if the final average index value is less than or equal to the initial index value, $5 times the index performance factor, which will be less than or equal to 1.0.

Leveraged upside payment:	The product of (i) $5 and (ii) the leverage factor and (iii) the index percent increase
Leverage factor:	200%
Index percent increase:	A fraction, the numerator of which is the final average index value minus the initial index value and the denominator of which is the initial index value
Initial index value:	131.73, the index closing value on the pricing date
Final average index value:	The arithmetic average of the index closing values on the index valuation dates, subject to adjustment as described below under the heading “Your Return on the PLUS—Calculation of Final Average Index Value.”
Index performance factor:	A fraction, the numerator of which is the final average index value and the denominator of which is the initial index value
Index valuation dates:	November 14, 2007, November 15, 2007 and November 16, 2007
Maximum payment at maturity:	$5.95 per PLUS
Listing:	The PLUS have been approved for listing on the American Stock Exchange (“AMEX”) subject to official notice of issuance. The AMEX listing symbol for the PLUS is “CSM.” It is not possible to predict whether any secondary market for the PLUS will develop.
CUSIP:	61748A437

The PLUS involve risks not associated with an investment in ordinary debt securities. See “Risk Factors” beginning on PS-6. The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Price to	Agent’s	Proceeds to
	Public	Commissions(1)	Company

Per PLUS	$5.00	$0.075	$4.925
Total	$6,650,000	$99,750	$6,550,250
(1)	For additional information, see “Plan of Distribution” in the prospectus supplement for PLUS.

MORGAN STANLEY

Where You Can Find More Information

     Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for PLUS) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement for PLUS and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Morgan Stanley will arrange to send you the prospectus and the prospectus supplement for PLUS if you so request by calling toll-free 800-584-6837.

You may access these documents on the SEC web site at www.sec.gov as follows:

  Prospectus Supplement for PLUS dated February 21, 2006:
  http://www.sec.gov/Archives/edgar/data/895421/000095010306000371/feb2106_424b2-plus.htm

  Prospectus dated January 25, 2006:
  http://www.sec.gov/Archives/edgar/data/895421/000095010306000145/jan2506_424b2.txt

     Terms used in this pricing supplement are defined in the prospectus supplement for PLUS or in the prospectus. As used in this pricing supplement, the “Company,” “we,” “us,” and “our” refer to Morgan Stanley.

     “Performance Leveraged Upside Securities” and “PLUS” are our service marks.

Your Return on the PLUS

     No guaranteed return of principal; no interest. Unlike ordinary debt securities, the PLUS do not pay interest and do not guarantee any return of principal at maturity. If the final average index value is less than the initial index value, we will pay to you an amount in cash per PLUS that is less than the $5 issue price of each PLUS by an amount proportionate to the decrease in the value of the underlying index. The PLUS are not callable prior to maturity.

     Payment at maturity. At maturity, you will receive for each $5 principal amount of PLUS that you hold an amount in cash based upon the value of the underlying index, determined as follows:

  If the final average index value is greater than the initial index value, you will receive for each $5 principal amount of PLUS that you hold a payment at maturity equal to:

     $5 + leveraged upside payment,

subject to a maximum payment at maturity of $5.95, or 119% of the issue price,

where,

     leveraged upside payment = ($5   x   200%   x   index percent increase)

and,

  If the final average index value is less than or equal to the initial index value, you will receive for each $5 principal amount of PLUS that you hold a payment at maturity equal to:

     $5 × index performance factor

where,

Because the index performance factor will be less than or equal to 1.0, this payment will be less than or equal to $5.

Investing in the PLUS is not equivalent to investing in the underlying index or its component stocks.

     Calculation of Final Average Index Value. The final average index value will be the arithmetic average of the index closing values on the index valuation dates; provided that if there is a market disruption event on any scheduled index valuation date or if any scheduled index valuation date is not otherwise an index business day, such index valuation date will be the immediately succeeding index business day on which no market disruption event shall have occurred. If either of the first two index valuation dates is postponed pursuant to the preceding sentence, each of the following index valuation date(s) will be the index business day(s) next succeeding such postponed index valuation date(s); provided further that if a market disruption event occurs on each of the five index business days immediately succeeding the final scheduled index valuation date, then such fifth succeeding index business day will be deemed to be the relevant index valuation date, notwithstanding the occurrence of a market disruption event on such day, and the calculation agent will determine the payment at maturity based on the index closing value on such date in accordance with the formula for calculating the underlying index last in effect prior to the commencement of the market disruption event (or prior to the non-index business day), without rebalancing or substitution, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension, limitation or non-index business day) on such date of each security most recently constituting the underlying index.

     Postponement of Maturity Date. If due to a market disruption event or otherwise, any index valuation date is postponed so that the final index valuation date falls less than two scheduled trading days prior to the scheduled maturity date, the maturity date will be the second scheduled trading day following the final index valuation date as so postponed.

Hypothetical Payouts on the PLUS at Maturity

     For each PLUS, the following graph illustrates the payment at maturity on the PLUS for a range of hypothetical percentage changes in the index. The PLUS Zone illustrates the leveraging effect of the leverage factor taking into account the maximum payment at maturity. The graph is based on the following hypothetical terms:

•	Issue price per PLUS:	$5
•	Initial index value:	131.73
•	Leverage factor:	200%
•	Maximum payment at maturity:	$5.95 (119% of the issue price)

     Where the final average index value is greater than the initial index value, the payment at maturity on the PLUS reflected in the graph below is greater than the $5 principal amount per PLUS, but in all cases is subject to the maximum payment at maturity. Where the final average index value is less than or equal to the initial index value, the payment at maturity on the PLUS reflected in the graph below is less than the $5 principal amount per PLUS.

     You will realize the maximum payment at maturity at a final average index value of 109.5% of the initial index value, or approximately 144.24. In addition, you will not share in the performance of the index at final average index values above 119% of the initial index value, or approximately 156.76. The graph does not show every situation that may occur.

The Underlying Index

     The AMEX ChinaSM Index. The AMEX China IndexSM was developed by the American Stock Exchange LLC, or AMEX. The AMEX China IndexSM is a modified equal weighted index comprised of selected publicly traded stocks and American Depositary Receipts of companies with significant exposure to the Chinese economy. The AMEX China IndexSM divisor was initially determined to yield a benchmark value of 100.00 at the close of trading on December 19, 2003. For further information about the AMEX China IndexSM, including license agreement information, you may read Annex A “The Underlying Index —The AMEX China Index”.

     Historical Information. The following table sets forth the published high and low index closing values, as well as end-of-quarter index closing values, of the underlying index for each quarter in the period from March 21, 2003 through October 24, 2006. The index closing value on October 24, 2006 was 131.73. We obtained the information in the table below from Bloomberg Financial Markets, without independent verification. The historical values of the underlying index should not be taken as an indication of future performance, and no assurance can be given as to the level of the underlying index on the index valuation dates. The payment of dividends on the stocks that constitute the underlying index are not reflected in the level of the index and, therefore, have no effect on the calculation of the payment at maturity.

AMEX China IndexSM	High	Low	Period End

2003
First Quarter (from March 21,
2003	35.57	31.45	32.81
Second Quarter	73.24	33.17	71.27
Third Quarter	94.07	72.95	85.17
Fourth Quarter	107.01	85.79	107.01
2004
First Quarter	117.88	99.12	101.50
Second Quarter	105.35	82.23	96.05
Third Quarter	94.87	83.05	94.85
Fourth Quarter	105.15	92.01	100.77
2005
First Quarter	103.05	91.19	97.47
Second Quarter	102.13	92.58	101.31
Third Quarter	118.53	101.76	115.88
Fourth Quarter	115.97	101.83	106.22
2006
First Quarter	122.73	108.13	122.73
Second Quarter	134.12	107.44	122.32
Third Quarter	126.56	116.44	125.01
Fourth Quarter (through
October 24, 2006)	131.73	124.53	131.73

     Use of Proceeds and Hedging. The net proceeds we receive from the sale of the PLUS will be used for general corporate purposes and, in part, in connection with hedging our obligations under the PLUS through one or more of our subsidiaries.

     On or prior to the date of this pricing supplement, we, through our subsidiaries or others, hedged our anticipated exposure in connection with the PLUS by taking positions in futures and options contracts on the underlying index. Such purchase activity could have increased the value of the underlying index, and therefore the value at which the underlying index must close on the index valuation dates before you would receive at maturity a payment that exceeds the principal amount of the PLUS. For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the prospectus supplement for PLUS.

Risk Factors

     The PLUS involve risks not associated with conventional debt securities, some of which are briefly summarized below:

     PLUS do not pay interest or guarantee return of principal. If the final average index value is less than the initial index value, you will receive an amount in cash that is less than the $5 issue price of each PLUS by an amount proportionate to the decrease in the value of the underlying index and will lose money on your investment.

     Your appreciation potential is limited. The appreciation potential of the PLUS is limited by the maximum payment at maturity of $5.95 per PLUS, or 119% of the issue price. Although the leverage factor provides 200% exposure to any increase in the value of the underlying index at maturity, because the payment at maturity will be limited to 119% of the issue price for each PLUS, the percentage exposure provided by the leverage factor is progressively reduced as the final average index value exceeds 109.5% of the initial index value.

     Secondary trading may be limited. There may be little or no secondary market for the PLUS. You should be willing to hold your PLUS to maturity.

     Market price of the PLUS will be influenced by many unpredictable factors. Several factors, many of which are beyond our control, will influence the value of the PLUS in the secondary market and the price at which MS & Co. may be willing to purchase or sell the PLUS in the secondary market, including: the value of the underlying index at any time and on the index valuation dates, the volatility of the underlying index, interest and yield rates in the market, geopolitical conditions and economic, financial, political and regulatory or judicial events, the time remaining to the maturity of the PLUS, the dividend rate on the stocks constituting the underlying index and our creditworthiness.

     The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase PLUS in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the PLUS, as well as the projected profit included in the cost of hedging our obligations under the PLUS. In addition, any such prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

     Adjustments to the underlying index could adversely affect the value of the PLUS. The underlying index publisher may discontinue or suspend calculation or publication of the underlying index at any time. In these circumstances, MS & Co., as the calculation agent, will have the sole discretion to substitute a successor index that is comparable to the discontinued underlying index and is not precluded from considering indices that are calculated and published by MS & Co. or any of its affiliates.

     The economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests. The hedging or trading activities of our affiliates on or prior to the pricing date and on the index valuation dates could adversely affect the value of the underlying index and, as a result, could decrease the amount you may receive on the PLUS at maturity. Any of these hedging or trading activities on or prior to the pricing date could potentially have affected the initial index value and, therefore, could have increased the value at which the underlying index must close on the index valuation dates before you receive a payment at maturity that exceeds the principal amount of the PLUS. Additionally, such hedging or trading activities during the term of the PLUS could potentially affect the value of the underlying index on the index valuation dates and, accordingly, the amount of cash you will receive at maturity.

     Investing in the PLUS is not equivalent to investing in the underlying index. Investing in the PLUS is not equivalent to investing in the underlying index or its component stocks. As an investor in the PLUS, you will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the stocks that constitute the underlying index.

     Although we believe that the PLUS should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes, there is uncertainty regarding the U.S. federal income tax consequences of an investment in the PLUS. See the section called “United States Federal Income Taxation” below.

     For further discussion of these and other risks you should read the section entitled “Risk Factors” beginning on S-11 of the prospectus supplement for PLUS. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the PLUS.

ERISA

     See the section called “ERISA” in the prospectus supplement for PLUS.

United States Federal Income Taxation

     Although the U.S. federal income tax consequences of an investment in the PLUS are uncertain, the PLUS should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes.

     Please read the discussion under “United States Federal Taxation” in the accompanying prospectus supplement concerning the U.S. federal income tax consequences of investing in the PLUS. If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the PLUS, the timing and character of income on the PLUS might differ. We do not plan to request a ruling from the IRS regarding the tax treatment of the PLUS, and the IRS or a court may not agree with the tax treatment described in this pricing supplement and the prospectus supplement for PLUS.

     You are urged to consult your own tax advisors regarding all aspects of the U.S. federal tax consequences of investing in the PLUS, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

ANNEX A

The Underlying Index

     The AMEX China Index. We have derived all information contained in this pricing supplement regarding the AMEX China Index (CZH) (the “CZH Index”), including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by the American Stock Exchange LLC (the “Exchange”). The CZH Index was developed by AMEX and is calculated, maintained and published by the AMEX. We make no representation or warranty as to the accuracy or completeness of such information.

     The CZH Index is a modified equal weighted index composed of selected publicly traded stocks and ADRs of companies with significant exposure to the Chinese economy. The CZH Index divisor was initially determined to yield a benchmark value of 100.00 at the close of trading on December 19, 2003. The CZH Index is calculated and maintained by the AMEX. Similar to other stock indices calculated by the AMEX, the value of the CZH Index will be disseminated every 15 seconds over the Consolidated Tape Association’s Network B between the hours of approximately 9:30 a.m. and 4:15 p.m.

     The following is a list of companies currently included in the CZH Index as of October 24, 2006, their approximate weightings in the CZH Index as of such date and their trading symbols:

Company	Weight	Ticker
CNOOC Ltd.	8.66%	CEO
China Telecom CP Ltd.	9.02%	CHA
CDC Corp.	2.27%	CHINA
China Mobile HGK Ltd.	16.40%	CHL
China Unicom Ltd.	7.02%	CHU
China Yuchai Intl. Lt.	2.06%	CYD
Huaneng Power International Inc.	7.18%	HNP
Nam Tai Electronics	2.10%	NTE
Netease.com	5.95%	NTES
PetroChina Co. Ltd.	14.60%	PTR
Sina Corporation	5.94%	SINA
Shanda Interactive Entertainment Ltd	5.69%	SNDA
China Petroleum and Chemical Corp.	9.33%	SNP
Sohu.com Inc.	1.71%	SOHU
Utstarcom Inc.	2.07%	UTSI

     Eligibility Criteria for CZH Index Components

     The CZH Index includes companies whose business is focused in the People’s Republic of China and are listed for trading on the New York Stock Exchange, American Stock Exchange, or quoted on the NASDAQ National Market. To be included in the CZH Index companies must have a market capitalization greater than $75 million and have at least 1,000,000 traded volume over each of the last six months.

     CZH Index Calculation

     The CZH Index is calculated using a modified equal weight methodology. Each security is placed in to one of three tiers, top five and bottom five by market capitalization and those securities that are between the top and bottom. The top five securities are weighted such that the two with the largest market capitalization are set to fifteen percent (15%) and the next three are set to nine percent (9%), representing a combined fifty-seven percent (57%) of the CZH Index. The bottom five securities are equally weighted to represent ten percent (10%) of the CZH Index or two percent each (2%). The securities not in the top five or bottom five are equally weighted to represent thirty-three percent (33%) of the CZH Index.

     Quarterly Updates to the CZH Index

     Changes to the CZH Index compositions and/or the component share weights in the CZH Index typically take effect after the close of trading on third Friday of each calendar quarter month in connection with the quarterly index rebalance. At the time of the CZH Index quarterly rebalance, the weights for the components stocks (taking into account expected component changes and share adjustments), are modified in accordance with the following procedures. The CZH Index is reviewed quarterly to ensure that at least 90% of the CZH Index weight is accounted for by components that continue to represent the universe of stocks that meet the initial CZH Index requirements. The AMEX may at any time and from time to time change the number of stocks comprising the group by adding or deleting one or more stocks, or replace one or more stocks contained in the group with one or more substitute stocks of its choice, if in the Exchange’s discretion such addition, deletion or substitution is necessary or appropriate to maintain the quality and/or character of the index to which the group relates. In conjunction with the quarterly review, the share weights used in the calculation of the CZH Index are determined based upon current shares outstanding modified, if necessary, to provide greater CZH Index diversification, as described in the CZH Index Calculation section above. The CZH Index components and their share weights are determined on the Wednesday prior to the third Friday of March, June, September, and December. The share weight of each component stock in the CZH Index portfolio remains fixed between quarterly reviews except in the event of certain types of corporate actions such as stock splits, reverse stock splits, stock dividends, or similar events. The share weights used in the CZH Index calculation are not typically adjusted for shares issued or repurchased between quarterly reviews.

     Maintenance of the CZH Index

     In the event of a merger between two components, the share weight of the surviving entity may be adjusted to account for any stock issued in the acquisition. The AMEX may substitute stocks or change the number of stocks included in the index, based on changing conditions in the industry or in the event of certain types of corporate actions, including mergers, acquisitions, spin-offs, and reorganizations. In the event of component or share weight changes to the CZH Index portfolio, the payment of dividends other than ordinary cash dividends, spin-offs, rights offerings, re-capitalization, or other corporate actions affecting a component stock of the CZH Index; the CZH Index divisor may be adjusted to ensure that there are no changes to the CZH Index level as a result of non-market forces.

     License Agreement between AMEX and Morgan Stanley. The AMEX and Morgan Stanley have entered into a non-exclusive license agreement providing for the license to Morgan Stanley, and certain of its affiliated or subsidiary companies, in exchange for a fee, of the right to use the AMEX China Index, which is owned and published by the AMEX, in connection with securities, including the PLUS.

     The license agreement between the AMEX and Morgan Stanley provides that the following language must be set forth in this pricing supplement:

     The AMEX China Index (CZH) is sponsored by, and is a service mark of, the American Stock Exchange LLC. The Index is being used with the permission of the Exchange.

     The American Stock Exchange LLC in no way sponsors, endorses or is otherwise involved in the transactions specified and described in this document (the “Transaction”) and the Exchange disclaims any liability to any party for any inaccuracy in the data on which the CZH Index is based, for any mistakes, errors, or omissions in the calculation and/or dissemination of the Index, or for the manner in which it is applied in connection with the Transaction.

     “AMEX China IndexSM (CZH)” is a service mark of AMEX and has been licensed for use by Morgan Stanley.